maxis.

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

RECEIVED
2007 JAN -3 A 6:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 December 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

07020145

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status
File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 November 2006 to 15 December 2006, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 November 2006 to 15 December 2006.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
JAN 0 9 2007
THOMSON
FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Crawford Brickley

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 November 2006 17 November 2006 28 November 2006 01 December 2006 04 December 2006 07 December 2006 13 December 2006 14 December 2006	Bursa Securities Listing Requirements	A
2. Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 a) Employees Provident Fund	20 November 2006 22 November 2006 24 November 2006 28 November 2006 30 November 2006 04 December 2006 06 December 2006 08 December 2006 12 December 2006	Bursa Securities Listing Requirements	B
3. General Announcement	28 November 2006 30 November 2006 01 December 2006 05 December 2006 07 December 2006 13 December 2006	Bursa Securities Listing Requirements	C
4. Financial Results	22 November 2006	Bursa Securities Listing Requirements	D

maxis

5.	Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965	01 December 2006	Bursa Securities Listing Requirements	E
6.	Notice of Book Closure	22 November 2006 23 November 2006	Bursa Securities Listing Requirements	F

APPENDIX A

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39502 OF 2006

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 16/11/2006

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 64,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 20 November 2006.**

Exemption File No, 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39548 OF 2006

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/11/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 597,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 22 November 2006.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39754 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **28/11/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 312,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 30 November 2006.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39888 OF 2006

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **01/12/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 200,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 5 December 2006.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39912 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/12/2006**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 169,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 6 December 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39978 OF 2006

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **07/12/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 266,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 11 December 2006.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40061 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **13/12/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 931,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 15 December 2006.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 40096 OF 2006

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/12/2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 478,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 19 December 2006.**

APPENDIX B

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No MC-061114-444DE

Amended Announcement

(Please refer to the ealier announcement reference number: MC-061107-2BDFB)

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	20/11/2006

Particulars of substantial Securities Holder

Name	:	EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")
Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
NRIC/Passport No/Company No.	:	EPF ACT 1991
Nationality/Country of incorporation	:	Malaysia
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
EPF Board
(in respect of 400,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**07/11/2006**	**400,000**	
Acquired	**07/11/2006**	**500,000**	
Acquired	**08/11/2006**	**500,000**	

Circumstances by reason of which change has occurred	:	- Disposal of shares from open market - Purchases of shares managed by portfolio manager
Nature of interest	:	Direct and Indirect
Direct (units)	:	400,000
Direct (%)	:	0.0159
Indirect/deemed interest (units)	:	1,000,000
Indirect/deemed interest (%)	:	0.0398
Total no of securities after change	:	139,832,100
Date of notice	:	08/11/2006

Remarks
This amended announcement is based on the information in the Amended Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 8 November 2006 received by Maxis on 20 November 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 123,217,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,489,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,231,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,313,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,729,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 2,500,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No.
082-34780

Reference No MC-061120-75D49		
Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	20/11/2006

Particulars of substantial Securities Holder

Name	:	EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")
Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
NRIC/Passport No/Company No.	:	EPF ACT 1991
Nationality/Country of incorporation	:	Malaysia
Descriptions(Class & nominal value)	:	Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")

Name & address of registered holder
EPF Board
(in respect of 1,150,000 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 300,000 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 173,000 ordinary shares of RM0.10 each in Maxis)

N..hura Asset Management (S'pore) Ltd.
(in respect of 500,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 100,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**13/11/2006**	**1,750,000**	
Acquired	**14/11/2006**	**473,000**	

Circumstances by reason of which change has occurred	:	- Purchase of shares from open market in respect of 1,150,000 ordinary shares of RM0.10 each in Maxis - Purchases of shares managed by portfolio manager in respect of 1,073,000 ordinary shares of RM0.10 each in Maxis
Nature of interest	:	Direct and Indirect
Direct (units)	:	1,150,000
Direct (%)	:	0.0457
Indirect/deemed interest (units)	:	1,073,000
Indirect/deemed interest (%)	:	0.0427
Total no of securities after change	:	142,055,100
Date of notice	:	14/11/2006

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 14 November 2006 received by Maxis on 20 November 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 124,367,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 1,000,200 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,231,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,729,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 2,600,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-061122-335AA**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/11/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

PHEIM Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**16/11/2006**	**200,000**	

Circumstances by reason of which change has occurred	:	**Purchase of shares managed by portfolio manager**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**200,000**
Indirect/deemed interest (%)	:	**0.008**
Total no of securities after change	:	**142,255,100**
Date of notice	:	**16/11/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 16 November 2006 received by Maxis on 22 November 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 124,367,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 1,000,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,231,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,729,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 2,800,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-061120-3D93B**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**24/11/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 380,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 250,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**20/11/2006**	**1,250,000**	
Acquired	**20/11/2006**	**380,000**	

Circumstances by reason of which change has occurred	:	**- Purchase of shares from open market in respect of 1,000,000 ordinary shares of RM0.10 each in Maxis** **- Purchase and disposal of shares managed by portfolio manager in respect of 380,000 and 250,000 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**1,000,000**
Direct (%)	:	**0.04**
Indirect/deemed interest (units)	:	**130,000**
Indirect/deemed interest (%)	:	**0.0052**
Total no of securities after change	:	**141,385,100**
Date of notice	:	**20/11/2006**

Remarks

The announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 20 November 2006 received by Maxis on 24 November 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 123,367,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 1,000,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,231,300 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,479,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,180,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-061128-4C17C**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/11/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 1,282,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 10,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**21/11/2006**	**282,900**	
Disposed	**22/11/2006**	**1,200,000**	
Acquired	**22/11/2006**	**10,000**	

Circumstances by reason of which change has occurred	:	**- Disposals of shares from open market in respect of 1,282,900 ordinary shares of RM0.10 each in Maxis** **- Disposal and purchase of shares managed by portfolio manager in respect of 200,000 and 10,000 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**1,282,900**
Direct (%)	:	**0.051**
Indirect/deemed interest (units)	:	**190,000**
Indirect/deemed interest (%)	:	**0.0076**
Total no of securities after change	:	**139,912,200**
Date of notice	:	**22/11/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 22 November 2006 received by Maxis on 28 November 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 122,084,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 1,000,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd

Exemption File No.
082-34780

(in respect of 1,231,300 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,279,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,190,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-061124-4575F**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/11/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 71,000 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 600,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 100,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**23/11/2006**	**71,000**	
Disposed	**23/11/2006**	**250,000**	
Acquired	**24/11/2006**	**850,000**	

Circumstances by reason of which change has occurred	:	**- Purchases and disposals of shares managed by portfolio manager in respect of 921,000 and 250,000 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**671,000**
Indirect/deemed interest (%)	:	**0.0267**
Total no of securities after change	:	**140,583,200**
Date of notice	:	**24/11/2006**

Remarks
This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 24 November 2006 received by Maxis on 30 November 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 122,084,500 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 1,000,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1,231,300 ordinary shares of RM0.10 each in Maxis)

RECEIVED
2007 JAN -3 A 6:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption File No. 082-34780

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 71,000 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,179,100 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 3,890,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No **MC-061204-2F22B**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**04/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 185,100 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 100,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,200 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 97,700 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 510,000 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 334,900 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**27/11/2006**	**607,700**	
Disposed	**27/11/2006**	**186,300**	
Disposed	**28/11/2006**	**434,900**	

Circumstances by reason of which change has occurred	:	**- Purchases and disposals of shares managed by EPF Board and portfolio manager in respect of 607,700 and 621,200 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**185,100**
Direct (%)	:	**0.007**
Indirect/deemed interest (units)	:	**171,600**
Indirect/deemed interest (%)	:	**0.0068**
Total no of securities after change	:	**140,569,700**
Date of notice	:	**28/11/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 28 November 2006 received by Maxis on 4 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 121,899,400 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Alliance Capital Asset Management Sdn Bhd
(in respect of 900,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 896,400 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,177,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,400,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-061206-A5A13**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

EPF Board
(in respect of 2,423,700 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 191,000 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 176,900 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**30/11/2006**	**589,500**	
Disposed	**29/11/2006**	**299,100**	
Disposed	**30/11/2006**	**2,928,200**	

Circumstances by reason of which change has occurred	:	**- Purchases and disposals of shares managed by EPF Board and portfolio manager in respect of 589,500 and 3,227,300 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Direct and Indirect**
Direct (units)	:	**2,423,700**
Direct (%)	:	**0.0963**
Indirect/deemed interest (units)	:	**214,100**
Indirect/deemed interest (%)	:	**0.0085**
Total no of securities after change	:	**137,931,900**
Date of notice	:	**30/11/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 30 November 2006 received by Maxis on 6 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 119,475,700 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

CIMB-Principal Asset Management Bhd
(in respect of 1.073,300 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,986,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,400,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No MC-061208-50F18

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

PHEIM Asset Management Sdn Bhd
(in respect of 400,000 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**01/12/2006**	**150,000**	
Acquired	**04/12/2006**	**300,000**	

Circumstances by reason of which change has occurred	:	**- Purchases of shares managed by portfolio manager in respect of 450,000 ordinary shares of RM0.10 each in Maxis**
Nature of interest	:	**indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**450,000**
Indirect/deemed interest (%)	:	**0.0179**
Total no of securities after change	:	**138,381,900**
Date of notice	:	**04/12/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 4 December 2006 received by Maxis on 8 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 119,475,700 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 700,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 1.073,300 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 3,000,000 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 2,036,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,800,000 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965 Exemption File No. 082-34780

Reference No MC-061206-55528

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/12/2006**

Particulars of substantial Securities Holder

Name	:	**EMPLOYEES PROVIDENT FUND BOARD ("EPF Board")**
Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
NRIC/Passport No/Company No.	:	**EPF ACT 1991**
Nationality/Country of incorporation	:	**Malaysia**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Alliance Capital Asset Management Sdn Bhd
(in respect of 50,000 ordinary shares of RM0.10 each in Maxis)

CIMB-Principal Asset Management Bhd
(in respect of 930,400 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 190,000 ordinary shares of RM0.10 each in Maxis)

OSK-UOB Asset Management Sdn Bhd
(in respect of 200,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**05/12/2006**	**200,000**	
Disposed	**05/12/2006**	**100,000**	
Disposed	**06/12/2006**	**340,000**	
Acquired	**06/12/2006**	**730,400**	

Circumstances by reason of which change has occurred	:	**- Purchases and disposals of shares managed by portfolio managers in respect of 930,400 and 440,000 ordinary shares of RM0.10 each in Maxis respectively**
Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**490,400**
Indirect/deemed interest (%)	:	**0.0195**
Total no of securities after change	:	**138,872,300**
Date of notice	:	**06/12/2006**

Remarks

This announcement is based on the information in the Notice of Change in the Interest of Substantial Shareholder of EPF Board dated 6 December 2006 received by Maxis on 12 December 2006.

The Registered holders of the Maxis shares over which EPF Board has a direct and indirect interest after taking into account of the changes as stated above are set out below:-

EPF Board
(in respect of 119,475,700 ordinary shares of RM0.10 each in Maxis)

Aberdeen Asset Management Sdn Bhd
(in respect of 650,500 ordinary shares of RM0.10 each in Maxis)

Alliance Capital Asset Management Sdn Bhd
(in respect of 650,200 ordinary shares of RM0.10 each in Maxis)

AmInvestment Management Sdn Bhd
(in respect of 1,662,900 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

CIMB-Principal Asset Management Bhd
(in respect of 2,003,700 ordinary shares of RM0.10 each in Maxis)

Hwang DBS Asset Management (M) Sdn Bhd
(in respect of 168,700 ordinary shares of RM0.10 each in Maxis)

Mayban Investment Management Sdn Bhd
(in respect of 2,810,000 ordinary shares of RM0.10 each in Maxis)

Nomura Asset Management (S'pore) Ltd.
(in respect of 4,813,700 ordinary shares of RM0.10 each in Maxis)

RHB Asset Management Sdn Bhd
(in respect of 1,836,900 ordinary shares of RM0.10 each in Maxis)

PHEIM Asset Management Sdn Bhd
(in respect of 4,800,000 ordinary shares of RM0.10 each in Maxis)

APPENDIX C

Exemption File No. 082-34780

General Announcement
Reference No **MC-061128-63551**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/11/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 27 November 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Encik Chua Tze Meng (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

The disposal of 30,000 ordinary shares of RM0.10 each (representing 0.00119% of the issued share capital) at RM10.00 each on 24 November 2006.

This announcement is dated 28 November 2006.

Exemption File No. 082-34780

General Announcement
Reference No MC-061128-40405

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 28/11/2006

Type : **Announcement**
Subject : **Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 28 November 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Edward Ying Siew Heng, the Chief Operating Officer of the Company, do hereby notify Bursa Securities of his dealings in the securities of the Company on 24 November 2006 as set out below:-

1. The disposal of 30,000 ordinary shares of RM0.10 each (representing 0.0012% of the issued share capital of Maxis) at RM10.00 each; and

2. The disposal of 20,000 ordinary shares of RM0.10 each (representing 0.0008% of the issued share capital of Maxis) at RM10.10 each

(collectively hereinafter referred to as "the Disposal");

Upon completion of the Disposal, the balance number of shares held by Mr. Edward Ying Siew Heng is 1,175,000 shares representing 0.0467% of the total issued share capital of the Company.

This announcement is dated 28 November 2006.

Exemption File No. 082-34780

General Announcement
Reference No **MC-061130-40292**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/11/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") CHANGES IN MAXIS' NOMINATION COMMITTEE AND REMUNERATION COMMITTEE**

Contents :

The Board of Directors of Maxis wishes to announce the following changes in Maxis' Nomination Committee and Remuneration Committee:-

1. Y. Bhg. Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd Nor has been appointed to the Nomination Committee as Chairman to replace The Lord Killearn, upon The Lord Killearn's resignation as a Director of the Company, with effect from 30 November 2006.

2. Mr. Robert William Boyle has been appointed to the Remuneration Committee as Member to replace The Lord Killearn, upon The Lord Killearn's resignation as a Director of the Company, with effect from 30 November 2006.

The compositions of the Nomination Committee and Remuneration Committee after the changes are as follows:-

<u>Nomination Committee:</u>

1. Y. Bhg. Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd Nor (Chairman, Independent Non-Executive Director)
2. Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail (Member, Independent Non-Executive Director)
3. En. Augustus Ralph Marshall (Member, Non-Executive Director)

<u>Remuneration Committee:</u>

1. Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail (Chairman, Independent Non-Executive Director)
2. Mr. Robert William Boyle (Member, Independent Non-Executive Director)
3. En. Tan Poh Ching (Member, Non-Executive Director)

This announcement is dated 30 November 2006.

Exemption File No. 082-34780

General Announcement
Reference No MC-061130-56374

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	30/11/2006

Type : Announcement
Subject : RE: International regulatory updates-Indian Operations
Receipt of the remaining seven (7) Unified Access Service Licences ("UASL") for the circles of Madhya Pradesh, Uttar Pradesh East, Uttar Pradesh West, Kolkata, Kerala, Haryana and Punjab to Dishnet Wireless Limited ("DWL")

Contents :

Reference is made to the Company's previous disclosure in the Company's 3rd Quarter Financial results as released on 22 November 2006.

On 29 November 2006, the Department of Telecommunications ("DoT") of India had issued Letters of Intent ("LOI") for the grant of seven (7) Unified Access Service Licences ("UASL") for the circles of Madhya Pradesh, Uttar Pradesh East, Uttar Pradesh West, Kolkata, Kerala, Haryana and Punjab to Dishnet Wireless Limited ("DWL"), a wholly owned subsidiary of Aircel Limited, which in turn is a subsidiary of the Company.

The LOIs are conditional upon compliance with applicable laws and regulations, which includes DWL signing Licence Agreements for each of these licences and payment of the prescribed entry fees and submission of the prescribed bank guarantees.

With the approvals of these UASL licences and DWL's compliance of the prescribed conditions, Aircel, together with its subsidiaries, will have licences to operate in all 23 circles of India.

This announcement is dated 30 November 2006.

Exemption File No.
082-34780

General Announcement
Reference No **MC-061130-51902**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/11/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 30 November 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Bartho van Otterdyk (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of his dealings in the securities of the Company on 24 November 2006 as set out below:-

1. The disposal of 15,000 ordinary shares of RM0.10 each (representing 0.0006% of the issued share capital of Maxis) at RM10.00 each; and

2. The disposal of 15,000 ordinary shares of RM0.10 each (representing 0.0006% of the issued share capital of Maxis) at RM10.10 each;

(hereinafter collectively referred to as the "Disposals").

Mr. Bartho van Otterdyk does not hold any shares in the Company after the Disposals.

This announcement is dated 30 November 2006.

General Announcement
Reference No MC-061201-63364

Exemption File No. 082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/12/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 1 December 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Puan Dipak Kaur (deemed as a Principal Officer of the Company for the purpose of Chapter 14 of the Listing Requirements), do hereby notify Bursa Securities of her dealings in the securities of the Company as set out below:-

The disposal of 15,000 ordinary shares of RM0.10 each (representing 0.0006% of the issued share capital) at RM9.95 each on 29 November 2006 ("the Disposal").

Upon the Disposal, the total number of shares held by Puan Dipak Kaur is 1,000 ordinary shares of RM0.10 each (representing 0.00004% of the issued share capital).

This announcement is dated 1 December 2006.

Exemption File No. 082-34780

General Announcement
Reference No **MC-061130-56749**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/12/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period.**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 1 December 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin Ibrahim, a Director and Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

1. The disposal of 100,000 ordinary shares of RM0.10 each (representing 0.004% of the issued share capital) at RM10.00 each on 24 November 2006;

2. The disposal of 100,000 ordinary shares of RM0.10 each (representing 0.004% of the issued share capital) at RM10.10 each on 24 November 2006.

(hereinafter collectively referred to as the "Disposals")

Upon completion of the Disposals, the balance number of shares held by Y. Bhg. Dato' Jamaludin Ibrahim is 750,000 shares representing 0.03% of the total issued share capital of the Company.

This announcement is dated 1 December 2006.

Exemption File No. 082-34780

General Announcement
Reference No **MC-061205-66287**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/12/2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD -PRESS RELEASE**

Contents :

Please find attached Maxis' Press Release entitled " Maxis Strenghtens Management Ranks to Enhance Market Leadership" .

Appointment of Group and Malaysian CEO.final.pdf

Exemption File No. 082-34780

General Announcement
Reference No **MC-061207-52664**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/12/2006**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 7 December 2006 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Edward Ying Siew Heng, the Chief Operating Officer of the Company, do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

1. The disposal of 30,000 ordinary shares of RM0.10 each (representing 0.0012% of the issued share capital of Maxis) at RM10.10 each on 30 November 2006;

2. The disposal of 20,000 ordinary shares of RM0.10 each (representing 0.0008% of the issued share capital of Maxis) at RM10.00 each on 30 November 2006; and

3. The disposal of 50,000 ordinary shares of RM0.10 each (representing 0.002% of the issued share capital of Maxis) at RM10.40 each on 6 December 2006

(collectively referred to as "the Disposals").

Upon completion of the Disposals, the balance number of shares held by Mr. Edward Ying Siew Heng is 1,075,000 shares representing 0.0427% of the total issued share capital of the Company.

This announcement is dated 7 December 2006.

Exemption File No. 082-34780

General Announcement
Reference No **MC-061213-63811**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **13/12/2006**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("the Company")**
International Regulatory Updates: India - Aircel Ltd Group Receipt of 14 Unified Access Service Licences and National Long Distance licence and International Long Distance licence

Contents :

Reference is made to the Company's previous disclosure in the Company's 3rd Quarter Financial results as released on 22 November 2006 and subsequent announcement made on 30 November 2006 in relation to the above.

Aircel Limited (Aircel) and Dishnet Wireless Ltd (Dishnet) have by 11 December 2006 effected payment of the prescribed entry fees and submission of the bank guarantees towards acceptance of the Letters of Intents issued by the Department of Telecommunications, India for:

(i) the fourteen (14) Unified Access Service Licences for the Circles of Maharashtra, Karnataka, Rajasthan, Andhra Pradesh, Gujarat, Delhi, Mumbai, Madhya Pradesh, Uttar Pradesh East, Uttar Pradesh West, Kolkata, Kerala, Haryana and Punjab; and

(ii) the National Long Distance licence and International Long Distance licence.

The Licence Agreements in respect of these licences are in the course of being entered into with the Government of India through the Department of Telecommunications.

As stated in the earlier announcements, Aircel together with its subsidiaries will now have licences to operate in all 23 circles of India.

This announcement is dated 13 December 2006.

APPENDIX D

Exemption File No. 082-34780

Financial Results

Reference No **MC-061122-42668**		
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/11/2006**
Financial Year End	:	**31/12/2006**
Quarter	:	**3**
Quarterly report for the financial period ended	:	**30/09/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis Q3 2006.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/09/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		30/09/2006	**30/09/2005**	**30/09/2006**	**30/09/2005**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**1,974,000**	**1,581,000**	**5,590,000**	**4,689,000**
2	Profit/(loss) before tax	**642,000**	**602,000**	**1,968,000**	**1,856,000**
3	Profit/(loss) for the period	**468,000**	**395,000**	**1,376,000**	**1,225,000**
4	Profit/(loss) attributable to ordinary equity holders of the parent	**503,000**	**392,000**	**1,462,000**	**1,224,000**
5	Basic earnings/ (loss) per share (sen)	**20.00**	**15.70**	**58.30**	**49.30**
6	Proposed/Declared dividend per share (sen)	**10.42**	**10.42**	**31.26**	**31.26**

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END

7	Net assets per share attributable to ordinary equity holders of the parent (RM)	2.6300	2.4200

Exemption File No.
082-34780

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :
The Board of Directors has declared a third gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2005: 10.42 sen) in respect of the financial year ending 31 December 2006 and will be paid on 29 December 2006. The entitlement date for the dividend payment is 15 December 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 December 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad (Bursa Securities) on a cum entitlement basis according to the Rules of Bursa Securities.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 30 September 2006 which should be read in conjunction with the audited financial statements for the financial year ended 31 December 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/9/2006 (Unaudited)	QUARTER ENDED 30/9/2005 (Restated)	+ -	PERIOD ENDED 30/9/2006 (Unaudited)	PERIOD ENDED 30/9/2005 (Restated)	+ -
		RM' m	RM' m	%	RM' m	RM' m	%
Revenue	8	1,974	1,581	+25	5,590	4,689	+19
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		(616)	(456)		(1,700)	(1,315)	
Gross profit		1,358	1,125	+21	3,890	3,374	+15
Other operating income		3	4		7	5	
Administrative expenses		(403)	(266)		(1,080)	(850)	
Network operation costs		(262)	(268)		(747)	(691)	
Other operating expenses		(10)	2		(40)	3	
Profit from operations	8	686	597	+15	2,030	1,841	+10
Finance (cost) / income (net)		(44)	5		(73)	15	
Share of profit of an associate		-	-		11	-	
Profit before taxation		642	602	+7	1,968	1,856	+6
Taxation	18	(174)	(207)		(592)	(631)	
Profit for the period		468	395	+18	1,376	1,225	+12
Attributable to:							
- Equity holders of the parent		503	392	+28	1,462	1,224	+19
- Minority interests		(35)	3		(86)	1	
		468	395	+18	1,376	1,225	+12
Earnings per share :		Sen	Sen		Sen	Sen	
- Basic	26	20.0	15.7		58.3	49.3	
- Diluted	26	19.9	15.6		58.0	48.9	

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/9/2006 (Unaudited) RM' m	AS AT 31/12/2005 (Restated) RM' m
ASSETS			
Non-Current Assets			
Property, plant and equipment	9 (a)	5,725	4,532
Intangible assets		3,957	1,260
Investment		4	4
Deferred tax asset		135	187
		9,821	5,983
Current Assets			
Inventories		217	63
Trade and other receivables		1,060	598
Tax recoverable		129	27
Deposits with licensed banks		2,732	3,415
Cash and bank balances		90	62
		4,228	4,165
TOTAL ASSETS		14,049	10,148
LIABILITIES			
Current Liabilities			
Provisions for liabilities and charges		166	139
Trade and other payables		3,062	2,329
Borrowings	22	2,294	264
Taxation		222	82
		5,744	2,814
Non-Current Liabilities			
Creditors		221	40
Borrowings	22	823	538
Deferred tax liability		488	463
		1,532	1,041
TOTAL LIABILITIES		7,276	3,855

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 30/9/2006 (Unaudited)	AS AT 31/12/2005 (Restated)
	RM' m	RM' m
EQUITY		
Share capital	251	250
Non-distributable reserves	3,459	3,512
Proposed dividend reserve	-	488
Retained earnings	2,888	1,803
Shareholders' Equity	6,598	6,053
Minority interests	175	240
TOTAL EQUITY	6,773	6,293
TOTAL LIABILITIES AND EQUITY	14,049	10,148
Net assets per share attributable to ordinary equity holders of the parent (RM)	2.63	2.42

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	←Attributable to Equity Holders of the Parent→								
	Issued and fully paid		Non-distributable		Distributable				
Period ended 30/9/2006	Number of shares	Nominal value	Share premium	Other reserves	Proposed dividend reserve	Retained earnings	Share-holders' equity	Minority interests	Total Equity
	'm	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2006									
- as previously stated	2,500	250	3,503	(9)	488	1,851	6,083	240	6,323
- change in accounting policies :									
- FRS 2	-	-	-	18	-	(18)	-	-	-
- FRS 116	-	-	-	-	-	(30)	(30)	-	(30)
- as restated	2,500	250	3,503	9	488	1,803	6,053	240	6,293
Movements for the period									
Issue of ordinary shares:									
- 11,877,000 ordinary shares pursuant to the ESOS[1]	12	1	66	-	-	-	67	-	67
Currency translation differences	-	-	-	(145)	-	-	(145)	9	(136)
Profit for the period	-	-	-	-	-	1,462	1,462	(86)	1,376
Dividend for the financial year ended 31/12/2005									
- Fourth interim	-	-	-	-	(188)	-	(188)	-	(188)
- Final	-	-	-	-	(300)	(1)	(301)	-	(301)
Dividend for the financial year ending 31/12/2006									
- First interim	-	-	-	-	-	(188)	(188)	-	(188)
- Second interim	-	-	-	-	-	(188)	(188)	-	(188)
Share-based payment under ESOS	-	-	-	26	-	-	26	-	26
Acquisition of subsidiaries	-	-	-	-	-	-	-	12	12
Balance as at 30/9/2006	2,512	251	3,569	(110)	-	2,888	6,598	175	6,773

Note:
(1) Pursuant to the Employee Share Option Scheme ("ESOS")

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	←Attributable to Equity Holders of the Parent→								
	Issued and fully paid		Non-distributable		Distributable				
Period ended 30/9/2005	Number of shares	Nominal value	Share premium	Other reserves	Proposed dividend reserve	Retained earnings	Share-holders' equity	Minority interests	Total Equity
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2005									
- as previously stated	2,476	248	3,376	1	521	1,225	5,371	-	5,371
- change in accounting policies :									
- FRS 116	-	-	-	-	-	(22)	(22)	-	(22)
- as restated	2,476	248	3,376	1	521	1,203	5,349	-	5,349
Movements for the period									
Issue of ordinary shares:									
- 20,469,000 ordinary shares pursuant to the ESOS	20	2	107	-	-	-	109	-	109
Currency translation differences	-	-	-	(45)	-	-	(45)	-	(45)
Profit for the period									
- as previously stated	-	-	-	-	-	1,239	1,239	1	1,240
- change in									
- FRS 2	-	-	-	-	-	(10)	(10)	-	(10)
- FRS 116	-	-	-	-	-	(5)	(5)	-	(5)
- as restated	-	-	-	-	-	1,224	1,224	1	1,225
Dividend for the financial year ended 31/12/2004									
- Fourth interim	-	-	-	-	(124)	-	(124)	-	(124)
- Final	-	-	-	-	(397)	-	(397)	-	(397)
Dividend for the financial year ended 31/12/2005									
- First interim	-	-	-	-	-	(186)	(186)	-	(186)
- Second interim	-	-	-	-	-	(187)	(187)	-	(187)
Share-based payment under ESOS	-	-	-	10	-	-	10	-	10
Acquisition of subsidiaries	-	-	-	-	-	-	-	283	283
Balance as at 30/9/2005	2,496	250	3,483	(34)	-	2,054	5,753	284	6,037

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/9/2006 (Unaudited)	PERIOD ENDED 30/9/2005 (Restated)
	RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit attributable to ordinary equity holders of the parent	1,462	1,224
Depreciation	741	653
Amortisation of intangible assets	16	108
Finance cost / (income) (net)	73	(15)
Minority interest share in results of subsidiaries	(86)	1
Taxation	591	631
Others	82	34
	1,417	1,412
Operating profit before changes in working capital	2,879	2,636
Changes in working capital	(365)	(468)
Cash generated from operations	2,514	2,168
Interest received	127	55
Taxation paid	(449)	(309)
Net cash flow from operating activities	2,192	1,914
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow on acquisition of subsidiaries	(2,738)	7
Purchase of property, plant and equipment	(1,030)	(567)
Proceeds from disposal of property, plant and equipment	5	2
Partial payment of the 3G spectrum assignment licence fees in Malaysia	(8)	(8)
Increase in pledged deposits placed with licensed banks	(274)	-
Net cash flow from investing activities	(4,045)	(566)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of borrowings	2,013	380
Repayment of borrowings	(115)	(76)
Syndicated loan documentation fees paid	-	(6)
Proceeds from issuance of shares	67	109
Dividends paid	(865)	(894)
Interest paid	(144)	(28)
Net cash flow from financing activities	956	(515)

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/9/2006 (Unaudited)	PERIOD ENDED 30/9/2005 (Restated)
	RM' m	RM' m
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(897)	833
EFFECTS OF EXCHANGE RATE CHANGES	(32)	(28)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	3,477	2,238
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,548	3,043

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis and its subsidiaries ("the Group") has been prepared based on:

- The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
- Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2005. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2005 except for the adoption of the following new and revised FRS issued by Malaysian Accounting Standards Board ("MASB") that are effective for the Group for the financial period beginning 1 January 2006:

- FRS 2 – Share-based Payment
- FRS 3 – Business Combinations
- FRS 5 – Non-current Assets Held for Sale and Discontinued Operations
- FRS 101 – Presentation of Financial Statements
- FRS 102 – Inventories
- FRS 108 – Accounting Policies, Changes in Accounting Estimates and Errors
- FRS 110 – Events After the Balance Sheet Date
- FRS 116 – Property, Plant and Equipment
- FRS 121 – The Effects of Changes in Foreign Exchange Rates
- FRS 127 – Consolidated and Separate Financial Statements
- FRS 128 – Investments in Associates
- FRS 132 – Financial Instruments: Disclosure and Presentation
- FRS 133 – Earnings per Share
- FRS 136 – Impairment of Assets
- FRS 138 – Intangible Assets

The adoption of FRS 5, 102, 108, 110, 127, 128, 132 and 133 does not have significant financial impact on the Group. The principal effects of the changes in accounting policies resulting from the adoption of the other new and revised FRS are disclosed in the quarterly report for the quarter ended 31 March 2006.

The following comparative amounts have been restated due to adoption of the other new and revised FRS:

		←——Adjustments——→		
	Previously reported RM' m	FRS 2 RM' m	FRS 116 RM' m	Restated RM' m
Balance Sheet as at 31 December 2005				
Property, plant and equipment	4,504	-	28	4,532
Provision for liabilities and charges	70	-	69	139
Deferred tax liabilities	474	-	(11)	463
Non-distributable reserves	3,494	18	-	3,512
Retained earnings	1,851	(18)	(30)	1,803

1. ACCOUNTING POLICIES (CONTINUED)

	Previously reported RM' m	←Adjustments→ FRS 2 RM' m	FRS 116 RM' m	Restated RM' m
Income Statement				
3 months ended 30 September 2005				
Administrative expenses	(258)	(8)	-	(266)
Network operation costs	(267)	-	(1)	(268)
Finance income (net)	7	-	(2)	5
Profit before taxation	613	(8)	(3)	602
Taxation	(208)	-	1	(207)
Profit for the period	405	(8)	(2)	395
Income Statement				
9 months ended 30 September 2005				
Administrative expenses	(840)	(10)	-	(850)
Network operation costs	(690)	-	(1)	(691)
Finance income (net)	21	-	(6)	15
Profit before taxation	1,873	(10)	(7)	1,856
Taxation	(633)	-	2	(631)
Profit for the period	1,240	(10)	(5)	1,225

Effects of the changes in accounting policies in the current periods' income statement:

	3 months ended 30/9/2006	9 months ended 30/9/2006
Decrease in profit for the period	RM' m	RM' m
FRS 2 (Share-based payment expense)	11	26
FRS 116 (Site dismantling / restoration cost)	4	9
	15	35

In addition, the adoption of FRS 3, FRS 136 and FRS 138 has the effect of reducing the amortisation charge of the Group by RM34 million for the 3 months ended 30/9/2006 and RM102 million for the 9 months ended 30/9/2006.

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

The auditors' report on the audited financial statements for the financial year ended 31 December 2005 was not qualified.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income, or cash flows during the quarter under review except as disclosed in Note 1 on the changes in accounting policies.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in prior interim periods or in prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	3 months ended 30/9/2006		9 months ended 30/9/2006	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	6,447	37	11,877	67

7. DIVIDENDS PAID

During the quarter under review, the second interim dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM188 million in respect of the financial year ending 31 December 2006, was paid on 29 September 2006.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006
PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately. The results for the Mobile services segment are further divided into geographic regions. Inter-segment revenue comprises network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2006 (Unaudited)	QUARTER ENDED 30/9/2005 (Restated)	PERIOD ENDED 30/9/2006 (Unaudited)	PERIOD ENDED 30/9/2005 (Restated)
Segment Revenue	RM' m	RM' m	RM' m	RM' m
Mobile services				
Malaysia – external revenue	1,615	1,484	4,791	4,408
Malaysia – inter-segment revenue	13	22	48	65
India – external revenue	240	-	474	-
Indonesia – external revenue	-	2	2	5
	1,868	1,508	5,315	4,478
Fixed services				
Malaysia – external revenue	42	42	127	129
Malaysia – inter-segment revenue	10	7	32	19
	52	49	159	148
International gateway services				
Malaysia – external revenue	70	53	189	147
Malaysia – inter-segment revenue	42	47	157	135
	112	100	346	282
Other operations				
India – external revenue	7	-	7	-
Malaysia – inter-segment revenue	19	18	60	56
	26	18	67	56
Total reportable segments	2,058	1,675	5,887	4,964
Eliminations	(84)	(94)	(297)	(275)
Total Group revenue	1,974	1,581	5,590	4,689

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2006 (Unaudited)	QUARTER ENDED 30/9/2005 (Restated)	**PERIOD ENDED 30/9/2006 (Unaudited)**	PERIOD ENDED 30/9/2005 (Restated)
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services - Malaysia	**708**	594	**2,067**	1,837
Mobile services – Indonesia	**(49)**	2	**(138)**	(4)
Mobile services - India	**45**	-	**88**	-
Fixed services - Malaysia	**(4)**	(8)	**(5)**	(12)
International gateway services - Malaysia	**(1)**	20	**38**	39
Other operations - Malaysia	**(12)**	(11)	**(19)**	(19)
Other operations - India	**(1)**	-	**(1)**	-
Profit from operations	**686**	597	**2,030**	1,841

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There was no revalued property, plant and equipment during the quarter and as at 30 September 2006.

(b) Investment properties

There were no investment properties during the quarter and as at 30 September 2006.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material events subsequent to the end of the financial period.

11. CHANGES IN THE COMPOSITION OF THE GROUP

There were no changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 16 November 2006 were as follows:

	Group RM' m
(i) Guarantees given to a third party in respect of services provided to subsidiaries	2
(ii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Department of Telecommunications, Republic of India	104
- Customs	25
- Others	31
	160
(iii) Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	45

(b) Contingent assets

There were no contingent assets as at 16 November 2006.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 30 September 2006 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	1,364
- not contracted for	1,569
	2,933

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures. The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	Transactions for the period ended 30/9/2006	Balances due from/(to) as at 30/9/2006
(a) Sales of goods and services	**RM' m**	**RM' m**
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. and its related companies [1] (VSAT, telephony and international bandwidth services)	8	3
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. [1] (rental and utility charges)	24	-
- MEASAT Satellite Systems Sdn. Bhd. [1] (transponder lease rental)	11	-
- MEASAT Broadcast Network Systems Sdn. Bhd. and its related companies [1] (video content, multimedia and interactive services)	5	(2)
- UTSB Management Sdn. Bhd. [1] (secondment and consultancy services)	30	(3)
- SRG Asia Pacific Sdn. Bhd. [1] (call handling and telemarketing services)	12	(3)
- PT Broadband Multimedia Tbk [2] (advance payment to procure fiber optic lease line)	11	-

[1] Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over these entities and the Group.

[2] PT Broadband Multimedia Tbk ("BM"), a related party by virtue of BM having common major shareholders in PT Natrindo Telepon Seluler ("NTS"), a 51% owned subsidiary of the Group.

Exemption File No. 082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) **Performance of the current quarter against the preceding quarter (3rd Quarter 2006 versus 2nd Quarter 2006)**

Financial indicators	3rd Quarter 2006 (Unaudited)	2nd Quarter 2006 (Unaudited)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**1,974**	1,889	**85**	**4%**
EBITDA	**946**	906	**40**	**4%**
EBITDA margin (%)	**47.9**	48.0	**(0.1)**	**-**
Profit before taxation ("PBT")	**642**	619	**23**	**4%**
Financials – Malaysian Operations (RM'm)				
Revenue	**1,727**	1,684	**43**	**3%**
EBITDA	**905**	876	**29**	**3%**
EBITDA margin (%)	**52.4**	52.0	**0.4**	**-**
PBT	**665**	635	**30**	**5%**
Financials – Indian Operations (RM'm)				
Revenue	**247**	205	**42**	**20%**
EBITDA	**83**	69	**14**	**20%**
EBITDA margin (%)	**33.6**	33.7	**(0.1)**	**-**
PBT	**49**	45	**4**	**9%**
Financials – Indonesian Operation (RM'm)				
Revenue[(1)]	**-**	-	**-**	**-**
EBITDA	**(42)**	(39)	**(3)**	**(8%)**
Loss before taxation	**(72)**	(61)	**(11)**	**(18%)**

Note:

(1) Denote amounts of RM0.4 million for both quarters under review.

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(A) **Performance of the current quarter against the preceding quarter (3rd Quarter 2006 versus 2nd Quarter 2006)**

Operational indicators	3rd Quarter 2006	2nd Quarter 2006	Variance	% Variance
Operational indicators - Group				
Net subscribers (' 000)				
- Postpaid	2,076	1,957	119	6%
- Prepaid	10,593	9,722	871	9%
- Total	12,669	11,679	990	8%
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	1,552	1,486	66	4%
- Prepaid	7,306	6,984	322	5%
- Total	8,858	8,470	388	5%
ARPU (RM)				
- Postpaid	136	136	-	-
- Prepaid	44	45	(1)	(2%)
Monthly MOUs (minutes)				
- Postpaid	493	466	27	6%
- Prepaid	88	90	(2)	(2%)
Data Revenue (RM'm)	325	328	(3)	(1%)
SMS messages (' m)	6,162	5,137	1,025	20%
Operational indicators – India				
Net subscribers (' 000)				
- Postpaid	521	468	53	11%
- Prepaid	3,283	2,731	552	20%
- Total	3,804	3,199	605	19%
ARPU (RM)				
- Postpaid	53	54	(1)	(2%)
- Prepaid	25	25	-	-
Operational indicators – Indonesia				
Net subscribers (' 000)				
- Postpaid	3	3	-	-
- Prepaid	4	7	(3)	(43%)
- Total	7	10	(3)	(30%)
ARPU (RM)				
- Postpaid	35	40	(5)	(13%)
- Prepaid	18	12	6	50%

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2006 versus 2nd Quarter 2006) (Continued)

The Group's revenue grew RM85 million or 4% on the back of satisfactory performance for the Malaysian operations (up 3%) and continuing good contribution from the Indian operations (up 20%). On a combined basis, the Group added 990,000 net subscribers to end the quarter with 12.7 million mobile subscribers.

The Group's EBITDA margin remained stable at 47.9% with PBT growth of 4% to RM642 million for the current quarter.

Malaysian Operations

Revenue

Revenue grew by RM43 million or 3% to RM1,727 million as a result of 388,000 net subscriber additions and lower churn. Focused marketing and promotion activities during the quarter have yielded an encouraging impact on usage with postpaid MOU up 27 minutes to 493 minutes per subscriber. Quarter-on-quarter, ARPU for postpaid is maintained at RM136 and prepaid ARPU declined marginally by RM1 to RM44. SMS revenue remains stable and saw a marked increase in usage of 20% supported mainly by an encouraging response to the Hotlink loyalty programs.

EBITDA and EBITDA margin

Reduction in sales and marketing expenses following the conclusion of the 2006 FIFA World Cup event has largely contributed to the improvement in EBITDA margin from 52.0% to 52.4%.

PBT

PBT of RM665 million was RM30 million or 5% higher than the preceding quarter mainly resulting from higher EBITDA.

Indian Operations

Revenue

Revenue grew by RM42 million or 20% to RM247 million mainly due to 19% or 605,000 increase in net subscribers comprising 552,000 prepaid and 53,000 postpaid to bring the total subscriber base to 3.8 million

Despite intense market competition, Aircel continues to maintain its market leadership position in Tamil Nadu and Chennai. Aircel's subscriber base in these circles has shown an encouraging growth with 371,000 net subscribers added during the quarter. In addition, Aircel is making strong inroads in the North and North East circles. In these relatively low penetrated circles, Aircel recorded 234,000 or 48% subscriber growth rate.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2006 versus 2nd Quarter 2006) (Continued)

Indian Operations (continued)

EBITDA and EBITDA margin

EBITDA rose RM14 million or 20% to RM83 million and EBITDA margin remained stable at 34%.

PBT

PBT of RM49 million was RM4 million or 9% higher than the preceding quarter mainly due to higher EBITDA, partially offset by lower net finance income of RM5 million and higher depreciation costs of RM4 million.

Indonesian Operations

The Group's Indonesian subsidiary, NTS, recorded a pre-tax loss of RM72 million which was RM11 million or 18% higher than the RM61 million registered in the preceding quarter. The higher start-up loss was mainly due to recognition of full quarter charge of 3G spectrum fees and the related financing expenses, whereas in the preceding quarter only 2 months' charges were recognised.

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006
PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2006 versus YTD 2005)

Financial indicators	YTD 2006 (Unaudited)	YTD 2005 (Restated)	Variance	% Variance
Financials – Group (RM'm)				
Revenue	5,590	4,689	901	19%
EBITDA	2,785	2,643	142	5%
EBITDA margin (%)	49.8	56.4	(6.6)	-
Profit before taxation ("PBT")	1,968	1,856	112	6%
Financials – Malaysian Operations (RM'm)				
Revenue	5,107	4,684	423	9%
EBITDA	2,738	2,636	102	4%
EBITDA margin (%)	53.6	56.3	(2.7)	-
PBT	2,033	1,853	180	10%
Financials – Indian Operations (RM'm) [1]				
Revenue	481	n/a	n/a	n/a
EBITDA	165	n/a	n/a	n/a
EBITDA margin (%)	34.3	n/a	n/a	n/a
Share of result as an associate	11	n/a	n/a	n/a
Contribution as a subsidiary	99	n/a	n/a	n/a
Total contribution to PBT	110	n/a	n/a	n/a
Financials – Indonesian Operations (RM'm) [2]				
Revenue	2	5	(3)	(60%)
EBITDA	(118)	7	(125)	(>100%)
(Loss) / profit before taxation	(175)	3	(178)	(>100%)

Notes:
[1] Represents Aircel acquired effective 21 March 2006.
[2] Represents NTS acquired effective 29 April 2005.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2006 versus YTD 2005)

Operational indicators	YTD 2006	YTD 2005	Variance	% Variance
Operational indicators - Group				
Net subscribers (' 000)				
- Postpaid	**2,076**	1,386	**690**	**50%**
- Prepaid	**10,593**	5,646	**4,947**	**88%**
- Total	**12,669**	7,032	**5,637**	**80%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,552**	1,382	**170**	**12%**
- Prepaid	**7,306**	5,628	**1,678**	**30%**
- Total	**8,858**	7,010	**1,848**	**26%**
ARPU (RM)				
- Postpaid	**136**	145	**(9)**	**(6%)**
- Prepaid	**45**	55	**(10)**	**(18%)**
Monthly MOUs (minutes)				
- Postpaid	**473**	460	**13**	**3%**
- Prepaid	**91**	116	**(25)**	**(22%)**
Data Revenue (RM'm)	**967**	738	**229**	**31%**
SMS messages (' m)	**15,764**	7,250	**8,514**	**117%**
Operational indicators – India [1]				
Net subscribers (' 000)				
- Postpaid	**521**	n/a	**n/a**	**n/a**
- Prepaid	**3,283**	n/a	**n/a**	**n/a**
- Total	**3,804**	n/a	**n/a**	**n/a**
ARPU (RM)				
- Postpaid	**53**	n/a	**n/a**	**n/a**
- Prepaid	**24**	n/a	**n/a**	**n/a**
Operational indicators – Indonesia [2]				
Net subscribers (' 000)				
- Postpaid	**3**	4	**(1)**	**(25%)**
- Prepaid	**4**	18	**(14)**	**(78%)**
- Total	**7**	22	**(15)**	**(68%)**
ARPU (RM)				
- Postpaid	**40**	51	**(11)**	**(22%)**
- Prepaid	**14**	13	**1**	**8%**

Notes:

[1] Represents Aircel acquired effective 21 March 2006.

[2] Represents NTS acquired effective 29 April 2005.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2006 versus YTD 2005) (Continued)

The Group's revenue grew 19% to RM5,590 million on the back of strong performance from the Malaysian and Indian operations. The Group subscriber base increased by 80% to 12.7 million with 1.8 million subscribers added by the Malaysian operations and 3.8 million subscribers contributed from the Indian operations.

The Group's pre-tax profit of RM1,968 million was RM112 million or 6% higher than that of the corresponding period in the preceding year. The higher earnings were primarily due to RM180 million higher pre-tax profit in the Malaysian operations and RM110 million profit contribution from the Indian operations acquired in the current year. These were partially offset by RM178 million higher start-up losses in the Indonesian operations.

Malaysian Operations

Revenue

Revenue increased by RM423 million or 9% to RM5,107 million on the back of strong growth in the subscriber base, reflecting an increase of 1.8 million or 26%, bringing the total subscriber base to 8.9 million as at 30 September 2006. Mobile data revenue continued to show encouraging growth, driven mainly by a 117% increase in volume of SMS messages, with revenue increasing by 31% to RM967 million, representing 20% of total mobile revenue as compared to 16.5% in the preceding year.

Postpaid ARPU declined RM9 or 6% to RM136 despite higher MOU of 13 minutes per subscriber due primarily to new customers subscribing to lower rate plans and the impact of revised mobile termination rates which took effect from 15 February 2006. Prepaid ARPU decreased RM10 to RM45 on tariff changes and lower MOU, which is in line with expectations as the expansion of subscriber base was mainly from budget prepaid users.

EBITDA and EBITDA margin

EBITDA grew 4% or RM102 million to RM2,738 million, with the resulting EBITDA margin reducing to 53.6% mainly due to higher direct expenses, higher sales and marketing expenses (mainly due to sponsorship and advertisements in conjunction with 2006 FIFA World Cup) and higher employee share option costs.

PBT

PBT improved by 10% or RM180 million to RM2,033 million. The increase was mainly due to increase in EBITDA of RM102 million, cessation of goodwill amortisation in compliance with the new FRS (YTD 2005 goodwill amortisation charges amounted to RM99 million) and the absence of asset write-downs (YTD 2005 charges amounted to RM46 million). These were partially offset by higher net finance costs of RM60 million resulting from higher bank borrowings for the investment in Aircel, India.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2006 versus YTD 2005) (continued)

Indian Operations

The year-to-date contribution from the Indian operations reflects Aircel as a 26% associate from 6 January 2006 to 20 March 2006 (74 days) and subsequently consolidated as a subsidiary of the Group from 21 March 2006. For the current year, Aircel contributed RM481 million in revenue, RM165 million in EBITDA and RM110 million in PBT, accounting for 9%, 6% and 6% of the consolidated Group's revenue, EBITDA and PBT respectively.

Indonesian Operations

The year-to-date loss of RM175 million reflects the start-up losses of the operations mainly on the 3G spectrum related expenses, staff costs, network planning and rollout expenditures.

(C) Regulatory matters

Indian Operations

On 20 and 21 November 2006, the Department of Telecommunications ("DoT") of India had issued Letters of Intent ("LOI") for the grant of:

(i) seven (7) Unified Access Service Licences ("UASL") for the Circles of Maharashtra, Karnataka, Rajasthan, Andhra Pradesh, Gujarat, Delhi and Mumbai to Aircel Limited ("Aircel"), a subsidiary of the Company; and

(ii) National Long Distance ("NLD") licence and International Long Distance ("ILD") licence to Dishnet Wireless Limited ("DWL"), a wholly owned subsidiary of Aircel.

The LOIs are conditional upon compliance with applicable laws and regulations, which includes Aircel and DWL signing Licence Agreement for each of these licences and payment of the prescribed entry fees and submission of the prescribed bank guarantees.

With the approvals of the UASL licences, Aircel will have licences to operate in a total of 16 Circles and together with the NLD and ILD licences, it will be able to build on its mobile presence in India.

15. REVIEW OF PERFORMANCE (Continued)

(C) Regulatory matters (continued)

Indonesian Operations

On 16 November 2006, NTS received its Modern Licence ("ML") signed by the Minister of Communication and Informatics ("KOMINFO"). This is a positive development for our Indonesian operations as it is a licence to operate 2G and 3G services, confirming the allocation of NTS' 2G and 3G spectrum. The ML also confirms that:

(i) NTS has until 2008 to pay the upfront fee for the 3G spectrum;

(ii) NTS has the right to obtain additional 2G and 3G spectrums subject to certain conditions; and

(iii) NTS' rollout commitment has been revised to reflect the later allocation of 3G spectrum; in effect, roll-out commitments have been deferred by one year from those previously agreed.

NTS is currently in the process of rolling out its network as well as obtaining the ULO (Uji Layak Operasi or Certificate of Worthiness) for its network, in preparation for commercial launch.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2006

The Group remains focussed on maintaining its leadership position in the Malaysian operations. We will continue to develop innovative product offerings for targeted customer segments and intensify our focus to provide excellent customer service in response to downward tariff pressures from competitors. The Group will also continue to drive cost management initiatives to achieve further cost reductions.

The outlook from the Indian operations remains positive. As an established mobile operator and a market leader in Tamil Nadu and Chennai, Aircel provides a continuing growth opportunity in these circles. In addition, Aircel is making strong inroads in the North and North Eastern parts of the country whereby Aircel is currently operating in five relatively low penetrated circles. Aircel is expected to launch commercial services in an additional 2 circles in the next quarter, namely Bihar and Himachal Pradesh.

The Indonesian operations continue to incur planned capital and operating expenditure for 2006, in preparation for commercial launch. Site acquisition continues to remain challenging, but progress has been made on other elements of the network. We continue to believe that the long term plan for Indonesia remains on track.

Barring any unforeseen circumstances, the Board of Directors expects the Group to achieve continuing satisfactory results for the financial year ending 31 December 2006.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2006 (Unaudited)	QUARTER ENDED 30/9/2005 (Restated)	**PERIOD ENDED 30/9/2006 (Unaudited)**	PERIOD ENDED 30/9/2005 (Restated)
	RM' m	RM' m	**RM' m**	RM' m
Malaysian income tax	**122**	135	**520**	348
Overseas income tax	**8**	-	**19**	1
	130	135	**539**	349
Malaysia income tax – (over)/under provision in prior year	**(11)**	-	**(11)**	1
Deferred tax	**55**	72	**64**	281
	174	207	**592**	631

The Group's effective tax rates for the current quarter and year-to-date are 27.1% and 30.1% respectively. The effective tax rate for the current quarter is below the statutory tax rate of 28% due mainly to utilisation of allowance from tax incentive and reversal of prior year tax. The year-to-date effective tax rate is higher than the statutory tax rate of 28% principally due to non-deductibility of certain operating expenditure for tax purpose.

19. **PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES**

There were no sales of unquoted investments and/or properties for the quarter ended 30 September 2006.

20. **INVESTMENTS IN QUOTED SECURITIES**

There were no investments in quoted securities for the quarter ended 30 September 2006.

21. **STATUS OF CORPORATE PROPOSALS ANNOUNCED**

Proposed RM500 million Commercial Paper/Medium Term Note Programme and Proposed RM500 million Medium Term Note Programme (collectively, the "Proposed Programmes")

On 9 November 2004, the Company announced that it intends to undertake the above proposals. The funds raised from the Proposed Programmes will enable Maxis and its subsidiaries to refinance existing debt, finance capital expenditure and utilise for general funding requirements. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004. The facility has yet to be drawn down as the Company has sufficient internal funds.

Save as disclosed above, there are no other disclosures that are required to be made as at 16 November 2006.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2006

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

22. BORROWINGS

The borrowings as at 30 September 2006 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Finance lease liabilities	2	9	11
Non-convertible debentures	17	17	34
Term loans	90	295	385
	109	321	430
Unsecured			
Syndicated loans [1]	304	502	806
Bridging loan	1,881	-	1,881
	2,185	502	2,687
	2,294	823	3,117

Currency exposure profiles of borrowings are as follows:

RM (Ringgit Malaysia)	2	9	11
USD (United States Dollar)	2,185	502	2,687
INR (Indian Rupees)	107	312	419
	2,294	823	3,117

Note [1] Refer to Note 23 (ii) and (iii) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments arising from trade transactions. Maxis' non-trade currency exposures will be hedged as and when deemed necessary.

(i) Forward foreign exchange contracts

Forward foreign exchange contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

23. FINANCIAL INSTRUMENTS

(ii) Interest rate swap

The Company entered into an interest rate swap to hedge against fluctuations in the US-LIBOR on its USD100 million syndicated loan from 31 October 2005 to 7 February 2010. The effect of this transaction obliges it to pay fixed interest rate of 4.63% in exchange for US-LIBOR on the notional amount of USD100 million on a quarterly basis.

(iii) Cross currency interest rate swap

The Company entered into an amortising cross currency interest rate swap ("CCIRS") to hedge against fluctuations in the USD/MYR exchange rate on its USD160 million syndicated loan from 16 February 2005 to 16 May 2007. The Company is obliged to pay KLIBOR interest rate in exchange for receiving LIBOR interest rate on the amortising outstanding principal amounts. The principal of the CCIRS is amortised semi-annually in accordance with the scheduled repayment of the USD160 million syndicated loan via an exchange of cash flows in USD and RM based on a pre-determined exchange rate of RM3.80 to USD1.00.

24. CHANGES IN MATERIAL LITIGATION

There has been no material change in the status of the reported material litigation as at 16 November 2006 that would have a material adverse impact to the Group.

25. DIVIDENDS

The Board of Directors has declared a third gross interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2005: 10.42 sen) in respect of the financial year ending 31 December 2006 and will be paid on 29 December 2006. The entitlement date for the dividend payment is 15 December 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 December 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

APPENDIX E

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-061129-45172**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01/12/2006**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**24/11/2006**	**100,000**	**10.000**
Disposed	**24/11/2006**	**100,000**	**10.100**

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**750,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**01/12/2006**
Remarks	:	

APPENDIX F

Exemption File No. 082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-061122-43983**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/11/2006

EX-date	**:13/12/2006**
Entitlement date	**:15/12/2006**
Entitlement time	**:05:00:00 PM**
Entitlement subject	**:Interim Dividend**

Entitlement description:
Third interim dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax

Period of interest payment	: to
Financial Year End	**:31/12/2006**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222

Payment date	**:29/12/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	**:15/12/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	**:RM**
Entitlement in RM (RM)	**:0.1042**

Remarks

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 39656 OF 2006

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/11/2006**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Third interim dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [13 December 2006]

2) The last date of lodgement : [15 December 2006]

3) Date Payable : [29 December 2006]

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2007 JAN -3 A 6:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 9 day of **November** , **2006.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**437,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **67,000** shares	-	RM4.36	-
[c] Amount paid on **26,000** shares	-	RM4.80	-
[c] Amount paid on **179,000** shares	-	RM5.13	-
[c] Amount paid on **1,000** shares	-	RM6.47	-
[c] Amount paid on **9,000** shares	-	RM7.74	-
[c] Amount paid on **10,000** shares	-	RM7.70	-
[c] Amount paid on **145,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **67,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **26,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **179,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM6.37	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM7.64	-
[e] Amount of premium paid or payable on **10,000** shares	-	RM7.60	-
[e] Amount of premium paid or payable on **145,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of November , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,513,964,000** shares of RM0.10 each and the paid-up capital is **RM251,396,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**2,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**129,000**
	(c)	the number of shares allotted to non-citizens	**128,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**68,000**

Continue ......Page 3 (Form 24)

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	110,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	437,000

Dated this 16 day of November , 2006

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10 day of **November** , **2006**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**160,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **7,000** shares	-	RM4.36	-
[c] Amount paid on **78,000** shares	-	RM5.13	-
[c] Amount paid on **1,000** shares	-	RM7.05	-
[c] Amount paid on **74,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **7,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **78,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **74,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400 -	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of November, 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,514,124,000** shares of RM0.10 each and the paid-up capital is **RM251,412,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**53,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**11,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	93,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	160,000

Dated this **16** day of **November** **, 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 16 day of November , 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**96,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **19,000** shares	-	RM4.36	-
[c]	Amount paid on **54,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM6.47	
[c]	Amount paid on **12,000** shares	-	RM7.99	-
[c]	Amount paid on **1,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **19,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **54,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of November , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,514,220,000** shares of RM0.10 each and the paid-up capital is **RM251,422,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**49,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	39,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	96,000

Dated this 27 day of November , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of November , **2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**216,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **14,000** shares	-	RM4.36	-
[c]	Amount paid on **145,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **46,000** shares	-	RM7.99	-
[c]	Amount paid on **1,000** shares	-	RM8.13	-
[c]	Amount paid on **7,000** shares	-	RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **145,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **46,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of November , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,514,436,000** shares of RM0.10 each and the paid-up capital is **RM251,443,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**23,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**160,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
032-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	33,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	216,000

Dated this 27 day of November , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of November , **2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**200,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **14,000** shares	-	RM4.36	-
[c]	Amount paid on **5,000** shares	-	RM4.80	-
[c]	Amount paid on **81,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM6.47	-
[c]	Amount paid on **9,000** shares	-	RM7.05	-
[c]	Amount paid on **15,000** shares	-	RM7.74	-
[c]	Amount paid on **68,000** shares	-	RM7.99	-
[c]	Amount paid on **6,000** shares	-	RM8.54	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **81,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **68,000** shares	-	RM7.89	
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.44	
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of November , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,514,636,000** shares of RM0.10 each and the paid-up capital is **RM251,463,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**78,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**66,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	46,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	200,000

Dated this 29 day of November , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No. 082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 23 day of November **, 2006.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**169,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **33,000** shares	-	RM4.36	-
[c]	Amount paid on **7,000** shares	-	RM4.80	-
[c]	Amount paid on **46,000** shares	-	RM5.13	-
[c]	Amount paid on **1,000** shares	-	RM7.05	-
[c]	Amount paid on **16,000** shares	-	RM7.74	-
[c]	Amount paid on **44,000** shares	-	RM7.99	-
[c]	Amount paid on **4,000** shares	-	RM8.13	-
[c]	Amount paid on **1,000** shares		RM8.54	-
[c]	Amount paid on **4,000** shares		RM8.69	-
[c]	Amount paid on **13,000** shares		RM8.74	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **46,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **44,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **1,000** shares		RM8.44	-
[e]	Amount of premium paid or payable on **4,000** shares		RM8.59	-
[e]	Aount of premium paid or payable on **13,000** shares		RM8.64	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 1 day of December , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,514,805,000** shares of RM0.10 each and the paid-up capital is **RM251,480,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**101,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Exemption File No.
032-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 61,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 169,000

Dated this 1 day of December , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No. 082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 28 day of November , 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**266,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **22,000** shares	-	RM4.36	-
[c]	Amount paid on **140,000** shares	-	RM5.13	-
[c]	Amount paid on **15,000** shares	-	RM6.47	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **10,000** shares	-	RM7.74	-
[c]	Amount paid on **74,000** shares	-	RM7.99	-
[c]	Amount paid on **2,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **140,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **74,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
Not Applicable								

Dated this 5 day of December , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,515,071,000** shares of RM0.10 each and the paid-up capital is **RM251,507,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**40,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**119,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**54,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 53,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 266,000

Dated this 5 day of December , 2006

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No. 082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 30 day of November , 2006.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**348,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **186,000** shares	-	RM5.13	-
[c]	Amount paid on **11,000** shares	-	RM6.47	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **10,000** shares	-	RM7.74	-
[c]	Amount paid on **77,000** shares	-	RM7.99	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[c]	Amount paid on **16,000** shares	-	RM8.54	-
[c]	Amount paid on **3,000** shares		RM8.69	-
[c]	Amount paid on **34,000** shares		RM8.74	-
[c]	Amount paid on **6,000** shares		RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **186,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **77,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **3,000** shares		RM8.59	-
[e]	Amount of premium paid or payable on **34,000** shares		RM8.64	-
[e]	Amount of premium paid or payable on **6,000** shares		RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No, 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of December , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully-paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,515,419,000** shares of RM0.10 each and the paid-up capital is **RM251,541,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**42,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**288,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**12,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	6,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	348,000

Dated this 12 day of December , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No. 082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **1** day of **December**, **2006.**

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**583,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **93,000** shares	-	RM4.36	-
[c]	Amount paid on **182,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **9,000** shares	-	RM7.74	-
[c]	Amount paid on **251,000** shares	-	RM7.99	-
[c]	Amount paid on **12,000** shares	-	RM8.13	-
[c]	Amount paid on **6,000** shares	-	RM8.54	-
[c]	Amount paid on **25,000** shares	-	RM8.74	-
[c]	Amount paid on **2,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **93,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **182,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **251,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **12,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **25,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of December, 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,516,002,000** shares of RM0.10 each and the paid-up capital is **RM251,600,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**32,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**158,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Continue ...... Page 3 (Form 24)

Company No.
158400 | V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	393,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	583,000

Dated this 12 day of December , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 4 day of December , 2006.

	Shares Allotted	Details of Shares Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**478,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **81,000** shares	-	RM4.36	-
[c]	Amount paid on **154,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.74	-
[c]	Amount paid on **162,000** shares	-	RM7.99	-
[c]	Amount paid on **2,000** shares	-	RM8.13	-
[c]	Amount paid on **8,000** shares	-	RM8.54	-
[c]	Amount paid on **11,000** shares	-	RM8.69	-
[c]	Amount paid on **38,000** shares	-	RM8.74	-
[c]	Amount paid on **20,000** shares	-	RM9.04	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **81,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **154,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **162,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM8.44	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM8.59	-
[e]	Amount of premium paid or payable on **38,000** shares	-	RM8.64	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM8.94	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 14 day of December , 2006

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,516,480,000** shares of RM0.10 each and the paid-up capital is **RM251,648,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**217,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**102,000**

Exemption File No.
082-34780

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	142,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	478,000

Dated this 14 day of December , 2006

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000